Exhibit 3

Special Independent Committee*

Report

Brasil Telecom S.A.

*	Members of the Independent Committee appointed and elected in accordance with the terms of CVM Guideline No. 35/08, to analyze and negotiate the conditions of the merger of Telemar Norte Leste S.A. and Tele Norte Leste Participações S.A. into Brasil Telecom S.A., in order to determine the share exchange ratios.

1.	Introduction

On June 29, 2011, Brasil Telecom S.A. (the “Company” or “BRT”) announced through a Material Fact (Fato Relevante) the appointment, by the members of its Board of Directors, of a Special Independent Committee (the “Committee”) in accordance with CVM Guideline No. 35/08.

Appointed for the purpose of analyzing in a judicious and independent manner and negotiating the terms of the transactions with the independent committees of the other companies involved in the Corporate Reorganization regarding the mergers of Telemar Norte Leste S.A. (“TMAR”), Tele Norte Leste Participações S.A. (“TNL”) and Coari Participações S.A. (“Coari”) into BRT, and to submit their recommendations to the board of directors of BRT, the Committee prepared this report.

Attached to the end of this report are the documents and information that substantiated the analysis and recommendations of the Committee.

In order to evaluate and negotiate the share exchange ratios, as well as prepare this report, the Committee assumed all information provided to them by the representatives of companies and financial advisors, as well as clarifications provided in meetings, to be true and correct.

The Committee reviewed possible share evaluation criteria to prepare this recommendation to the Board of Directors, in regards to the exchange ratios for the shares issued by BRT, TMAR and TNL, based on economic and financial aspects, and on the share prices of the respective companies on the markets in which they are traded.

The opinions presented by members of management in the Material Fact, published on May 24, 2011 (“Material Fact”), did not affect, in any way, the independence or responsibility of the Committee. The Committee did not base its opinion on the opinion of the controlling shareholders of the companies, but on the best practices of the market, seeking to treat controlling and non-controlling shareholders equally. In this regard, the principal focus of the Committee is to preserve the economic assets of the various parties involved under strictly commutative conditions.

The Committee did not analyze any drafts of documents or minutes of meetings regarding the intended Corporate Reorganization, nor its legal, corporate or tax aspects.

2.	The Corporate Reorganization

As stated in the Material Fact, BRT, TMAR, TNL and Coari have decided to carry out a Corporate Reorganization, which together will be composed of the share exchange between Coari and TMAR and the mergers of Coari and TNL into BRT. BRT will consolidate all of the current share capital of the companies comprising the Oi Group and will become the only company of the Oi Group to be listed on any stock exchange. It’s name will be changed to “Oi S.A.”

In accordance with the Material Fact, the Corporate Reorganization consists of mergers that will be carried out on the same date, jointly and inseparably, and as a result, the conclusion of each of these transactions will be conditioned to the approval of the other transactions.

TMAR, the only shareholder of Coari, in its Corporate Reorganization proposal disclosed in the Material Fact, set forth the premise that the exchange ratios will be one (1) common share issued by TMAR for one (1) common share issued by Coari and one (1) class A or class B preferred share issued by TMAR for one (1) preferred share issued by Coari.

The Committee only analyzed and evaluated the shares of BRT, TMAR and TNL for the purposes of its exchange ratio recommendations.

3.	Corporate Reorganization Proposal (Material Fact)

In items 1 and 2 of the Material Fact, the companies involved presented the objectives and benefits of the Corporate Reorganization.

Item 3 of the Material Fact lists the stages of the Corporate Reorganization, namely:

1st)	Share Exchange between Coari and TMAR;

2nd)	Merger of Coari into BRT; and

3rd)	Merger of TNL into BRT.

In item 3.4, the companies announced the “Share Distribution and Redemption of BRT Shares Prior to the Mergers,” stating that “a proposal for the distribution of redeemable shares of BRT exclusively to holders of BRT shares prior to the merger, and the cash redemption of such shares immediately after their issuance, will be submitted, at the time of the extraordinary shareholders meeting of BRT that approves the mergers of Coari and TNL, in the amount of R$1.5 billion (“Distribution of Shares”), to be paid according to the proportion of the equity interest held by each shareholder in BRT’s capital stock prior to the merger with both Coari and TNL. The amount paid to redeem these shares will be reflected in the calculation of the approved exchange ratios.”

4.	The Responsibilities of the Independent Committee

Item 4 of the Material Fact stated that “TNL, TMAR and BRT will constitute independent special committees, pursuant to and for the purposes outlined in CVM Guideline No. 35 (“Parecer No. 35”). Coari will not constitute its own independent special committee since TMAR is its only shareholder.”

Following to this announcement, another material fact, released on June 29, 2011, announced that, in a meeting of the Board of Directors of BRT, a Special Independent Committee was appointed in accordance CVM Guideline No. 35/08 and the Material Fact released on May 24, 2011.

Also, as established by the terms of CVM Guideline No. 35/08 — which addresses the fiduciary responsibilities of management in mergers and share exchanges involving a controlling shareholder and its subsidiaries or companies under common control — the Committee was tasked with clear and precise duties: to analyze in a judicious and independent manner the exchange ratio for the shares issued by TMAR and TNL for shares issued by BRT, to negotiate the terms of the transactions with the independent committees of other companies involved in the Corporate Reorganization and to submit their recommendations to the Board of Directors of BRT.

In order to carry out its tasks, the Committee assumed these events and transactions to be established fact and considered the consequences arising as specific points to be analyzed.

5.	Proceedings and Advisory Services

The Committee established proceedings that would ensure the efficiency and transparency of its meetings.

From the outset, the Committee sought adequate financial and legal advisory support, and for this reason it selected Banco Itaú BBA S.A. as its economic and financial advisor and the law firm of Rosman, Penalva, Souza Leão, Franco e Advogados as its legal advisor.

Based on meetings and discussions between the members of the Committee and their financial and legal advisors, on information and statements obtained from the Company and on the financial analysis report prepared by Itaú BBA (“Financial Analysis Report”) (Exhibit II), this Committee considered itself able to conclude its work and make a recommendation to the Board of Directors of BRT, pursuant to the terms below.

6.	Exchange Ratios: Premises and Analyses

The Committee, as a part of its duties, examined various widely used and accepted methodologies in order to determine the share exchange ratios, and applied these methodologies to BRT, TMAR and TNL. The methodologies utilized are the most widely accepted economic-financial valuations, involving market metrics, trading multiples and discounted cash flows.

The activities of the Committee sought to ensure an equitable exchange ratio for the Corporate Reorganization and to propose conditions for the transaction that provided strictly commutative results for the various parties involved.

In accordance with CVM Guideline No. 35/08, “members of management must negotiate an equitable exchange ratio for the shareholders of both companies, reflecting the value of each and dividing among them the potential gains from the transaction.” Throughout the process the members of the Committee were guided by the various premises of this guideline.

The Committee, together with the financial advisors, evaluated the shares according to the following criteria: Trading Multiples, Discounted Cash Flows, Average Price Targets of Research Analysts and Market Prices.

This final criterion — market metrics of stock market quotations — is generally considered the most suitable because the value is not the opinion of a single analyst, or of a small group of analysts, but of all the participants in the stock market, which confers upon it a greater degree of objectivity.

Furthermore, according to the 2010 Corporate Accounting Manual of the Institute of Accounting, Actuarial and Financial Research Foundation (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI), Atlas edition, page 415: “When dealing with the values to be considered for the purpose of share exchange ratios, it is imperative to work with the trading values of the net equity of the companies involved in the mergers or split-offs, regardless of whether or not there will be a change of control. These trading values may be market values, economic values based on the present value of cash flows, etc. This measure aims to avoid hurting the shareholders of said companies (controlling and non-controlling).” After analyzing various market metrics, trading multiples and discounted cash flows, the Committee believes that the most appropriate one is market value, because:

•	market value is the most objectively verifiable metric;

•	market value reflects the majority consensus of analysts and investors (the concept of assigned value); and

•

working with market value preserves shareholders’ wealth, as well as their ownership of the company, because it does not award a control premium to the majority shareholders, producing an equitable transaction. The use of multiples is considered static and discounted cash flows involves assumptions about the future that may not occur and for which there is no consensus.

In order to preserve shareholders’ wealth, the Committee considered that, under market conditions, with freely trading agents and extensive access to timely information and within normal trading practices, market value is considered a valid metric for determining exchange ratios.

In this regard, the Committee believes that the weighted average of the most recent market values, for the 30-day period prior to the disclosure of the Material Fact dated May 24, 2011 and also considering the American Depository Receipts (“ADRs”) markets in which they are traded, reflect conditions that already incorporate part of the expectations for this transaction, including the capital contributions by Portugal Telecom, carried out on March 29, 2011, and its effect on the companies involved.

7.	The Conclusions of the Committee

After analyzing the results obtained from the calculations carried out using the previously mentioned methodologies and frameworks, duly presented in the Financial Analysis Report of Itaú BBA (Exhibit II), the Committee recommends the following exchange ratios:

BRT and TMAR	BRT and TNL
TMAR3/BRTO3: 5.1149	TNLP3/BRTO3: 2.3122

TMAR5/BRTO4: 4.4537	TNLP4/BRTO4: 2.1428

TMAR6/BRTO4: 4.4537	TNLP4/BRTO3: 1.8581

TMAR5/BRTO3: 3.8620

TMAR6/BRTO3: 3.8620

It is important to emphasize that the recommendations of the Committee were, essentially, based on recent economic and financial conditions, monetary and market, and the Committee is not responsible for carrying out exhaustive examinations of legal, regulatory, fiscal, taxation, accounting, technical or environmental aspects.

With these recommendations the Independent Special Committee hopes to have fulfilled the mandate it was given, to present to the Board of Directors of BRT the parameters of the share exchange ratios, in order to preserve the interests of its shareholders.

Rio de Janeiro, August 4, 2011.

/s/ Álvaro Bandeira	/s/ Iran Siqueira Lima
Álvaro Bandeira	Iran Siqueira Lima

/s/ José Claudio Rego Aranha
José Claudio Rego Aranha